TITAN TRADING ANALYTICS INC.

ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON FRIDAY, APRIL 22, 2005

NOTICE OF MEETING

AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TITAN TRADING ANALYTICS INC. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF TITAN TRADING ANALYTICS INC. TO BE HELD ON FRIDAY, APRIL 22, 2005.

TO BE HELD AT:

Suite #13, 18104 – 102nd Avenue

Edmonton, Alberta

At 2:00 p.m.

Dated:  March 14, 2005

TITAN TRADING ANALYTICS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON April 22, 2005

To Holders of Common Shares:

The Annual General and Special Meeting (the “Meeting”) of the shareholders of Titan Trading Analytics Inc. (the ‘Company”) will be held on Friday, April 22, 2005 at Suite #13, 18104 – 102nd Avenue, Edmonton, Alberta at 2:00 p.m. for the following purposes:

1.

to receive the audited financial statements of the Company for the year ended October 31, 2004 and the report of the auditors thereon;

2.

to set the number of directors to be elected at the Meeting;

3.

to elect directors for the ensuing year;

4.

to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.

to approve, with or without modification, the ordinary resolution amending the stock option plan of the Company;

6.

to consider and, if thought fit, approve an ordinary resolution ratifying and adopting stock option grants to directors, officers and consultants;

7.

to consider and, if thought fit, approve a special resolution, as more particularly set forth in the Management Information Circular, relating to the continuance of the Company into the Province of Alberta and to amend the Company’s Articles upon the continuance and to repeal the existing by-laws of the Company and adopt new by-laws for the Company in connection with the continuance; and

8.

to transact any other business that may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on Monday, March 14, 2005 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Wednesday, April 20, 2005, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Edmonton, Alberta, this 14th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Kenneth W. Powell

President and CEO

TITAN TRADING ANALYTICS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (“MANAGEMENT INFORMATION CIRCULAR”) IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF TITAN TRADING ANALYTICS INC. (THE “COMPANY”) of proxies from the holders of Common Shares (the “Common Shares”) for the annual general and special meeting of the shareholders of the Company (the “Meeting”) to be held on Friday, April 22, 2005 at 2:00 p.m. at Suite #13, 18104 – 102nd Avenue, Edmonton, Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares (as defined below) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF POXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Company and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Company’s transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Wednesday, April 20, 2005, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Company or with Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in the Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All reference to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Company.

QUORUM

The by-laws of the Company provide that a quorum of shareholders is present at a meeting of shareholders of the Company if at least two persons are present in person or by proxy representing not less than one-twentieth (5%) of the outstanding shares of the Corporation entitled to be voted at the meeting.

VOTING SHARES AND PRINCIPAL HODERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares. As at the effective date of this Management Information Circular (the “Effective Date”), which is March 14, 2005, the Company has 18,640,373 Common Shares without nominal or par value outstanding. There are no other shares authorized, issued or outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on March 14, 2005 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Company, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company except as follows:

Name	Type of Ownership	Number of Common Shares Owned or Controlled at the Effective Date	Percent of Outstanding Common Shares
Kenneth W. Powell	Direct	4,395,903	23.6%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year Ended Oct. 31	Annual Compensation			Long-term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARS(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)
Kenneth Powell(3) President, CEO and Secretary	2004 2003	60,000 Nil	Nil Nil	Nil Nil	400,000 Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)

“SAR” or “Stock Appreciation Right” means a right, granted by the Company or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

“LTIP” or “Long-term Incentive Plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

Dr. Ken Powell became President and CEO of the Company on January 21, 2003.

Compensation of Directors

The Company currently has four (4) directors, two (2) of whom are also executive officers. In the most recently completed financial year, the Company paid no cash compensation (including salaries, director’s fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

Subsequent to the most recently completed financial year, the Company granted 460,593 options to purchase Common Shares to two current directors of the Company with each option having an exercise price of $0.155 and an expiry date of February 16, 2010.

Further to this option grant, the Company granted 565,000 options to purchase Common Shares to the four current directors of the Company with each option having an exercise price of $0.25 and an expiry date of March 1, 2010.  These options are subject to shareholder approval, as more fully described in “PARTICULARS OF MATTERS TO BE ACTED UPON”.

Named Executive Officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Named Executive Officers in their capacity as executive officers. See “EXECUTIVE COMPENSATION – Summary Compensation Table”.

Stock Options and Stock Option Plan

General

For a description of the stock option plan of the Company (the “Plan”) see “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Amended Stock Option Plan”.

Options Granted During the Most Recently Completed Financial Year

The following table provides a summary of the stock options granted to the Named Executive Officer during the twelve month period ended October 31, 2004.

Name	No. of Options	Per cent of Total Options Granted in Financial Year(1)	Exercise Price	Expiry Date	Market Price as at Date of Grant
Kenneth Powell	400,000	23%	$0.10	December 22, 2008	$0.10

Note:

(1)

The total number of options granted during the twelve month period ended October 31, 2004 was 1,750,000.

Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officer as of the most recent financial year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-end(1)
Kenneth Powell	Nil	Nil	400,000 / Nil	$12,000 / Nil

Note:

(1)

Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the TSX Venture on the last day the Common Shares traded prior to the most recent financial year-end, being October 29, 2004 ($0.13), less the exercise price of in-the-money stock options multiplied by the number of options.

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Company has not had and does not currently have any long-term incentive plans.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, the Named Executive Officer of the Company since incorporation. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Company did not make any downward repricing of stock options or stock appreciation rights in its most recently completed financial year.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

The Company has no employment contracts with directors or executive officers.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which did not amount to $50,000 or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	1,700,000	$0.10	510,593(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,700,000	$0.10	510,593

Note:

(1)

The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 2,210,593, as approved at the last annual general meeting of shareholders held on April 30, 2004.

MANAGEMENT CONTRACTS

Other than as set forth below, during the most recently completed financial year, no management functions of the Company were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Company or its subsidiaries nor any of their associates of affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company, except for accounts receivable in the amount of $62,735 currently owing from Mr. Phil Carrozza, a director of the Company.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

On January 5, 2005, the Company completed a shares for debt transaction, as approved by the TSX Venture Exchange. A total of 1,748,408 Common Shares in the capital of the Company were issued at a deemed price of $0.12. Pursuant to this transaction, Mr. Kenneth Powell was issued 742,533 Common Shares upon conversion of debt in the amount of $89,104.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1.

Report and Financial Statements

The board of directors of the Company has approved all of the information in the audited financial statements of the Company for the year ended October 31, 2004 and the report of the auditor thereon.

2.

Fix Number of Directors to be Elected at the Meeting

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

3.

Election of Directors

The Company currently has four (4) directors and all of these directors are being nominated for re-election. In addition, one new nominee director is being nominated for election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company or the provisions of the Business Corporations Act to which the Company is subject.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Position Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Michael Gossland(3) Nanaimo, British Columbia Director since September 15, 1995	Secretary, and Chief Technology Officer of the Company	217,000 (1.2%)
Kenneth W. Powell Edmonton, Alberta Director since January 22, 2003	President and CEO of the Company; practicing Dentist; and CEO of Firestone Ventures Inc. since December 2002 (a mining company listed on the TSX Venture Exchange - FV).	4,395,903 (23.6%)
Philip Carrozza(3) Narragansett, Rhode Island, USA Director since June 9, 2003	Director of US Trading Operations of the Company. Mr. Carrozza is a principal of Cignal Technologies, LLC.	Nil
Robert F. Roddick, Q. C.(3) Edmonton, Alberta Director since November 29, 2004	Partner with Roddick Scott & Johnson for over five years.	133,334 (0.7%)
Richard Joseph Sharples Gabriola, British Columbia Nominee Director	President of Hetake Holdings Ltd. for over five years.	Nil

Notes:

(1)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon the information furnished to the Company by the above individuals.

(2)

Assumes a total of 18,640,373 Common Shares issued and outstanding as at the Effective Date.

(3)

Directors who are currently members of the Company’s Audit Committee.

(4)

The Company does not have an Executive Committee.

Audit Committee Charter and Composition

The Company is required to have an Audit Committee. The general function of the Audit Committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditor.

The Audit Committee of the Company currently consists of Messrs. Gossland, Carrozza and Roddick.  Mr. Roddick is an independent member of the audit committee, and all members are financially literate.  Mr. Sharples, the nominee director, shall be an independent member of the Audit Committee, who is also financially literate.

In particular, the Committee:

a)

examines and approves the objectives, co-ordination and scope of audits, including the overall audit plans of the external and internal auditors, the duties and responsibilities of the external and internal auditors and the timing and estimated budgets of the annual audits;

b)

reviews the findings of the internal and external audits and management’s response thereto and follow-up on any identified issues;

c)

provides a channel of communication between the external and internal auditors and the board of directors and meets separately on a regular basis with the external auditors, the internal auditors and senior management to discuss and review specific issues as appropriate;

d)

reviews the independence of the external auditors, including the impact of any non-audit services performed for the Corporation by the auditors or any affiliate thereof on such independence, while ensuring that there is an effective working relationship between the external auditors and management;

e)

approves the fees proposed by external auditors;

f)

makes recommendations to the board of directors as to the re-appointment or appointment of the external auditors of the Corporation and review the terms of the engagement.  If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and inquire as to the qualifications of the proposed auditors before making its recommendation to the board of directors;

g)

reviews the independence, organizational structure and qualifications of the internal auditors;

h)

reviews the annual financial statements of the Corporation together with the notes thereto, the interim financial statements, any prospectus and any other disclosure documents or regulatory filings containing or accompanying financial information of the Corporation;

i)

reviews any changes in accounting practices or policies and the financial impact thereof and reviews any accruals, provisions, estimates or management programs and policies that may have a significant effect upon the financial statements of the Corporation;

j)

reviews the findings or comments of any regulatory agencies concerning financial information of the Corporation;

k)

reviews with management, the external auditors and internal and/or external legal counsel any claim or contingency that could have significant effect upon the financial condition or results of operations of the Corporation, the manner in which such claim or contingency is being managed and the manner in which it has been disclosed in the financial statements of the Corporation;

l)

reviews the proposed appointments of the key financial executives involved in the financial reporting process of the Corporation, including particularly the chief financial officer;

m)

receives and reviews periodic reports on the nature and extent of compliance with requirements regarding statutory deductions and remittances, the nature and extent of any non-compliance together with the reasons therefor and the Corporation’s plan and timetable to correct any deficiencies;

n)

reviews the policies and practices of the Corporation respecting cash management, use of financial derivatives, financing, credit, risk management and taxation;

o)

reviews all significant financing strategies or policies or proposed financing arrangements presented by management and reviews with management the financing plans and objectives of the Corporation;

p)

reviews arrangements of the Corporation and its subsidiaries with any related party thereto and management’s program to monitor compliance with proper business conduct; and

q)

reviews and/or approves any other matter specifically delegated to the Committee by the board of directors and undertakes on behalf of the board of directors such other activities as may be necessary or desirable in discharging its responsibilities to oversee the financial reporting process and to ensure with the assistance of the external auditors that proper accounting principles are being followed, that the total audit coverage of the Corporation is satisfactory and that adequate systems of internal controls have been implemented by the Corporation and are being effectively administered.

Audit Fees

The Company has accrued $30,000 for audit fees relating to its 2004 audit.  For fiscal 2003, the Company paid $11,000 in audit fees.

Tax Fees

The Company paid $1,500 in tax fees to its auditor for the 2003 tax year, and nil for the 2002 tax year.

4.

Appointment of Auditor

The shareholders will be asked to vote for the re-appointment of Deloitte & Touche LLP as the auditor of the Company to hold office until the next annual meeting of the Shareholders at remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed as the auditor of the Company on February 27, 2004.

5.

Approval of Amended Stock Option Plan

The purpose of the Corporation’s Stock Option Plan (the “Plan”) is to afford persons who provide services to the Corporation or any of its subsidiaries or affiliates, whether they be directors, officers, employees, management company employees, or consultants, an opportunity to obtain a proprietary interest in the Company by permitting them to purchase Common Shares of the Company and to aid in attracting, as well as retaining and encouraging the continued involvement of such persons with the Company.

Under the terms of the Plan, the board of directors may grant options to acquire Common Shares exercisable at a price which is not less than the discounted market price of the Common Shares at the time the option is granted in accordance with TSX Venture Exchange policies, for a term not to exceed five years from the date of their grant, subject to earlier expiration upon termination of office or employment.

Under the Plan, a stock option is non-assignable and vests on the dates set by the directors, in accordance with TSX Venture Exchange policies, which do not allow vesting over a period of less than 18 months or vesting schedules which permit a majority of the shares to be released early in the vesting period rather than equally on a quarterly basis.

All rights to purchase Shares pursuant to the Plan terminate (i) within 90 days of the optionee ceasing to be a director, officer, employee, management company employee, or consultant, or (ii) within 12 months after the death of an optionee, unless exercised within that period.

The shareholders of the Company approved the Plan on April 30, 2004, which allowed for a maximum of 2,210,593 shares to be reserved for issuance under the Plan.

Subject to Shareholder and regulatory approval, the Company wishes to amend the Plan to increase the maximum number of Common Shares which may be reserved for issuance thereunder to 3,728,075, provided that at no time will the number of stock options granted exceed 20% of the issued and outstanding Common Shares of the Company. All stock options granted under the Plan will continue to adhere to TSX Venture Exchange policies and guidelines.  A copy of the Plan, including the proposed amendments, is attached hereto as Exhibit “I”.

TSX Venture Exchange policies require that a stock option plan reserving for issuance more than 10% of the issued and outstanding shares of a corporation must specify a maximum number of shares issuable under it and cannot have a rolling maximum, such as a specified percentage of the listed and outstanding shares from time to time. In addition, TSX Venture Exchange policies require that corporations obtain shareholder approval in order to change the maximum number of shares issuable under this type of stock option plan. In order to be carried, an ordinary resolution approving the amendment must be passed, with or without modification, by a majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting.

The text of the ordinary resolution to be considered at the Meeting will substantially be as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Company’s Stock Option Plan originally approved on April 30, 2004 be amended to increase the maximum number of Common Shares which may be issued pursuant to the Stock Option Plan to 3,728,075, maintaining that at no time shall the number of stock options outstanding exceed 20% of the issued and outstanding Common Shares of the Company;

2.

the directors of the Company be authorized to make amendments to the Stock Option Plan, from time to time, as may, in their discretion, be considered necessary or advisable or required by the TSX Venture Exchange to have the Stock Option Plan comply with all applicable regulatory requirements;

3.

this ordinary resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Shareholders at any time and in such case, the directors of the Corporation are hereby authorized to abandon the above described amendment to the Stock Option Plan of the Corporation without further approval, ratification or confirmation by the Shareholders of the Corporation, and in such case, this ordinary resolution shall be deemed to have been rescinded; and

4.

any one director or officer of the Corporation be and he is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other writings as may be required to give effect to this resolution.”

6.

Stock Option Grants

Pursuant to TSX Venture Exchange Policy 4.4, section 2.9, on March 1, 2005 the Company’s board of directors approved the granting of 1,250,000 stock options, in the aggregate, at an exercise price of $0.25 per Common Share, to certain directors, officers and consultants, with the provision that no options granted as at March 1, 2005 are exercised under the plan prior to shareholder approval.

The options granted vest over an 18-month period and expire within five years from the date of the grant.

Name	Position	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price Per Common Share
Michael Gossland	Director/Officer	120,000	March 1, 2005	March 1, 2010	$0.25
Philip Carrozza	Director	120,000	March 1, 2005	March 1, 2010	$0.25
Kenneth Powell	Director/Officer	120,000	March 1, 2005	March 1, 2010	$0.25
Margo Kaufmann	Consultant	185,000	March 1, 2005	March 1, 2010	$0.25
Tony Robinson	Consultant	270,000	March 1, 2005	March 1, 2010	$0.25
Randy Hayward	Consultant	200,000	March 1, 2005	March 1, 2010	$0.25
Robert Roddick	Director	25,000	March 1, 2005	March 1, 2010	$0.25
Roy Shatzko	Consultant	25,000	March 1, 2005	March 1, 2010	$0.25
Anthony Riley	Consultant	50,000	March 1, 2005	March 1, 2010	$0.25
Usha Singh	Consultant	10,000	March 1, 2005	March 1, 2010	$0.25
Dave Hawkins	Consultant	25,000	March 1, 2005	March 1, 2010	$0.25
Sandy Lipkins	Consultant	100,000	March 1, 2005	March 1, 2010	$0.25
TOTAL		1,250,000

The ordinary resolution will be voted on by the shareholders of the Company on the basis of the “Majority of the Minority” test, which requires that the resolution be passed by at least a 50 percent (50%) plus one vote of the votes cast by the “minority shareholders” of the Company. The “minority shareholders” are all shareholders of the Company, other than those persons who have been granted options as outlined in the table above.

The text of the ordinary resolution to be considered at the Meeting will substantially be as follows:

“WHEREAS pursuant to TSX Venture Exchange Policy 4.4, section 2.9, on March 1, 2005 the board of directors of the Company granted 1,250,000 stock options, in the aggregate, at an exercise price of $0.25 per Common Share, to certain directors, officers and consultants; and

WHEREAS the options granted vest over an 18-month period and expire within five years from the date of the grant;

RESOLVED THAT:

1.

the Company grant 1,250,000 stock options, in the aggregate, at an exercise price of $0.25 per Common Share to directors, officers and consultants as outlined in the Management Proxy and Information Circular dated March 14, 2005; and

2.

the options granted shall vest over an 18-month period and expire within five years from the date of the grant.”

7.

Approval of Continuance of the Company into the Province of Alberta

The shareholders of the Company will be asked to consider and, if thought fit, approve and adopt a special resolution authorizing the board of directors, in its sole discretion, to apply for the discontinuance of the Company from the Province of British Columbia and to continue the Company into the Province of Alberta (the “Continuance”). In addition, the shareholders of the Company will be asked to consider, and if thought fit, approve, with or without amendment, the form of Certificate of Incorporation and Articles of Incorporation of the Company to be filed in Alberta as required in connection with the continuance and a form of by-laws of the Company which comply with the provisions of the Business Corporations Act (Alberta) (the “ABCA”).

The Continuance will affect certain of the rights of shareholders as they currently exist under the Business Corporations Act (British Columbia) (the “BC Act”). Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Procedure in British Columbia for the Continuance

In order for the Continuance to become effective:

(a)

The shareholders of the Company must authorize by special resolution the application by the Company (the “Continuance Application”) to the Registrar of Corporations for the Province of Alberta, requesting that the Company be continued as if it had been incorporated under the laws of the Province of Alberta;

(b)

The registrar (“Registrar”) of corporations under the BC Act must approve the proposed Continuance into the Province of Alberta, upon being satisfied that the Continuance will not adversely affect creditors or shareholders of the Company;

(c)

The Company must file the Notice of Continuance with the Registrar, who will then issue a Certificate of Discontinuance;

(d)

On the date shown on the Certificate of Discontinuance, the Company becomes an extra-provincial corporation as if it had been incorporated under the laws of the Province of Alberta;

(i)

the property of the Company continues to be the property of the body corporate;

(ii)

the body corporate continues to be liable for the obligations of the Company;

(iii)

an existing cause of action, claim or liability to prosecution is unaffected;

(iv)

a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against the body corporate; and

(v)

a conviction against, a ruling, order of judgment in favour of or against the Company may be enforced by or against the body corporate.

Effect of Continuance

Assuming that the special resolution relating to the Continuance is approved by the shareholders at the Meeting, it is expected that a Continuance Application will be filed with the Registrar and the procedures outlined above will begin as soon as practicable thereafter, as determined by the board of directors of the Company in its sole discretion, in order to give effect to the Continuance.

On the effective date of the Continuance, holders of Common Shares of the Company will continue to hold one common share of the Company domiciled in the new jurisdiction for each common share held. The existing share certificates representing Common Shares of the Company’s stock will not be cancelled. Holders of convertible securities of the Company on the effective date of the Continuance will continue to hold convertible securities to purchase an identical number of Common Shares of the Company on substantially the same terms.

The principal attributes of the classes and series of the capital stock of the Company will be identical to those of the corresponding shares of the Company, other than differences in shareholders’ rights under the BC Act and the ABCA.

The Continuance, if approved, will affect a change in the legal domicile of the Company on the effective date thereof to the Province of Alberta, but the Company will not change its business or operations after the effective date of the Continuance.

The directors and officers of the Company, immediately following the Continuance, will be identical to the current directors and officers of the Company. As of the effective date of the Continuance, the election, duties, resignations and removal of the Company’s directors and officers shall be governed by the ABCA and the Company will no longer be subject to the corporate governance provisions of the BC Act.

By operation of law applicable under the laws of the Province of Alberta, as of the effective date of the Continuance, all of the assets, property, rights, liabilities and obligations of the Company immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of the Company continued under the laws of the Province of Alberta. As required to receive authorization of the Continuance by the Registrar under the BC Act, on the effective date of the Continuance, the property of the Company will continue to be the property of the Company continued under the laws of the Province of Alberta; the Company will continue to be liable for the obligations of the Company; an existing cause of action, claim or liability to prosecution of the Company will be unaffected; a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against the Company; and a conviction against the Company may be continued against the continued Company or ruling, order or judgment in favour of or against the Company may be enforced by or against the continued Company.

Reason for Continuance

The board of directors believes it is desirable for the Company to continue its corporate existence under the laws of the Province of Alberta. The principal business, head office and management of the Company will be located in the Province of Alberta. Management has therefore determined that it is appropriate to place before the Meeting a special resolution to approve the discontinuance of the Company from the Province of British Columbia and to continue the Company into the Province of Alberta pursuant to the ABCA.

Comparison between BC and Alberta Corporate Law

The following is a summary only of certain differences between the ABCA, the statute that will govern the corporate affairs of the Company upon the Continuance, and the BC Act, the statute which currently governs the corporate affairs of the Company.

In approving the Continuance, the shareholders will be approving the adoption of the Continuance and Articles for the Company and will be agreeing to hold securities in a company governed by the ABCA. This Management Information Circular summarizes some of the differences that could materially affect the rights and obligations of shareholders after giving effect to the Continuance. In exercising their vote, shareholders should consider the distinctions between the ABCA and the BC Act, only some of which are outlined below.

Notwithstanding the alteration of shareholders’ rights and obligations under the ABCA and the proposed Continuance, the Company will still be bound by the rules and policies of the TSX Venture Exchange Inc., the British Columbia Securities Commission and the Alberta Securities Commission, as well as any other applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuance.

Charter Documents

Under the BC Act, the charter documents consist of a “Notice of Articles”, which sets forth the name of the Company and the amount and type of authorized capital, and “Articles” (collectively, the “Charter Documents”). The Notice of Articles is filed with the Registrar and the articles are filed only with the Company’s registered and records office.

Under the ABCA, the Company has “articles”, which set forth the name of the Company and the amount and type of authorized capital, and “bylaws” which govern the management of the Company. The articles are filed with the Registrar of Corporations under the ABCA and the bylaws are filed only with the Company’s registered and records office.

If shareholders approve the Continuance under the ABCA, the Company will have unlimited authorized capital consisting of Common Shares and an unlimited number of preferred shares, issuable in one or more series, without par value, which is different than what it has under the BC Act. The Continuance to Alberta will not result in any substantive changes to the constitution, powers or management of the Company except as previously described.

Amendments to the Charter Documents of this Company

The ABCA requires a two-thirds majority vote to make substantive changes to the Company’s charter documents. Any substantive change to the corporate charter of a company under the BC Act, such as an alteration of the restrictions, if any, of the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company requires a special resolution passed by:

(a)

the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds of the votes cast on the resolution

(b)

if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

The BC Act does allow some limited capital alterations to be approved by a simple majority or by the directors if the articles so provide. The Company has not incorporated provisions into its proposed articles that permit approval by a simple majority or by the directors.

Other fundamental changes pursuant to both Acts, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Sale of Company’s Undertaking

Under the BC Act, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

Under the ABCA, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two thirds of the votes entitled to vote upon a sale, lease or exchange or all or substantially all of the property of the Company, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the Company carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The BC Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent (as more fully described in Exhibit “II” attached hereto) and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes:

(a)

a resolution to alter the Articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)

a resolution to adopt an amalgamation agreement;

(c)

a resolution to approve an amalgamation into a foreign jurisdiction;

(d)

a resolution to approve an arrangement, the terms of which arrangement permit dissent’

(e)

a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)

a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)

any other resolution, if dissent is authorized by the resolution; or

(h)

any court order that permits dissent.

The ABCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by shareholders at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a)

amend its Articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a particular class or to add, change or remove any restriction on the business that the company may carry on;

(b)

continue under the laws of another jurisdiction;

(c)

sell, lease or exchange all or substantially all of its property; and

(d)

enter into a statutory amalgamation.

Oppression Remedies

Under the BC Act a shareholder of a company has the right to apply to court on the grounds that:

(a)

the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b)

some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The ABCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the ABCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BC Act, a shareholder or director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the ABCA, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the ABCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The BC Act provides that one or more shareholders of a company holding at least 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The ABCA also provides this right.

Form of Proxy and Information Circular for Reporting Companies

The requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of the general meeting is now governed by securities legislation and is not governed by the BC Act or the ABCA.

Indemnification

The ABCA allows a company to indemnify a director or former director or officer or former officer of a company or its affiliates against all liability and expenses reasonably incurred by him in a proceeding to which he is made party by reason of being or having been a director or officer if he acted honestly and in good faith with a view to the best interests of the company and, in cases where an action is or was substantially successful on the merits of his defense of the action or proceeding against him in his capacity as a director or officer. The BC Act also provides this right.

Giving Financial Assistance

The ABCA limits the circumstances under which a company may give financial assistance to any person only where there are reasonable grounds for believing that the company would be unable to meet its liabilities as they become due and the company’s assets exceed the aggregate of its liabilities and stated capital of all classes. The BC Act also provides this right.

Place of Meetings

Under the BC Act, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:

(i)

the location is provided for in the articles;

(ii)

if the articles do not restrict the Company from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose, or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(iii)

the location is approved in writing by the Registrar of Companies before the meeting is held.

The ABCA provides that meetings of shareholders may be held outside Alberta where the corporation’s articles so provide.

Directors

The BC Act provides that a reporting company must have a minimum of three directors but does not impose any such residency requirements on the directors.

The ABCA provides that a distributing company must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. In addition, under the ABCA, at least one-half of the directors must be resident Canadians.

Right of Dissent to the Continuance

The shareholders are entitled to the dissent rights set out in the BC Act and to be paid the fair value of their Common Shares or if such shareholder dissents to the Continuance and the Continuance becomes effective. Neither a vote against the Continuance Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all Common Shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of the dissent rights of shareholders under the BC Act is set out below.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder, who beneficially owns Common Shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Company in the manner set forth below, a written notice of objection (the “Objection Notice”) to the Continuance Resolution. On the action approved by the Continuance Resolution becoming effective, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made for the dissenting shareholder’s shares or the pronouncement of an order by the Court, whichever first occurs, the Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Company and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Company may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, the dissenting shareholder who sent an Objection Notice, or the Company, may apply to the Court to fix the fair value of the Common Shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such Common Shares, giving judgment in that amount against the Company in favour of the dissenting shareholders and fixing the time by which the Company must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Company shall, unless the court otherwise orders, send to each dissenting shareholder a written offer (the “Offer to Purchase”) to pay to the dissenting shareholder, an amount considered by the directors of the Company to be the fair value of the subject Common Shares, together with a statement showing how the fair value of the subject Common Shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder’s Common Shares, a dissenting shareholder may make an agreement with the Company for the purchase of his Common Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of the Company being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Company for the Common Shares, the deposit of the share certificates representing the Common Shares, and other matters.

If the Company is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities, then the company shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Company as to the payment to be made for his Common Shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Company is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Company within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Company to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Company’s registered and records office at 200 – 675 West Hastings Street, Vancouver, BC, Canada, V6K 3A9, or by the Chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his Common Shares. The complete dissent provisions of the BC Act are set forth in Exhibit II hereto. The BC Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters’ rights. Accordingly, each shareholder who might desire to exercise the dissenters’ rights should carefully consider and comply with the provisions of the section and consult such shareholders’ legal advisor.

The directors of the Company may elect not to proceed with the transactions contemplated in the Continuance Resolution if any notices of dissent are received.

Continuance Resolution

The Continuance must be approved by special resolution in order to become effective. To pass, a special resolution requires the affirmative vote of not less than three-quarters (3/4) of the votes cast by the shareholders present at the Meeting in person or by proxy.

The text of the special resolution to be considered at the Meeting will substantially be as follows:

“BE IT HEREBY RESOLVED as a special resolution of the Company that:

1.

the board of directors be and is hereby authorized to:

(a)

make application for the discontinuance of the Company from the Province of British Columbia and make application for a Certificate of Discontinuance in respect thereof,

(b)

continue the Company into the Province of Alberta under section 189 of the Business Corporations Act (Alberta), and

(c)

file a Certificate of Incorporation, a Certificate of Continuance and all such other certificates and writings with the Registrar of Corporations in Alberta as required in connection with such continuance resulting in the Company becoming incorporated under and subject to the laws of the Province of Alberta;

2.

subject to the issuance of such Certificate of Discontinuance and without affecting the validity of the Company and the existence of the Company by or under its charter documents and of any act done thereunder, the Company hereby approves and adopts:  (a) in substitution for the existing Certificate of Incorporation, the Certificate of Incorporation or Continuance and Articles of Incorporation under the ABCA, in the form to be approved by any director or officer of the Company and as may be accepted by Registrar of Corporations under the ABCA; (B) in substitution of the existing by-laws of the Company, By-Law Number 1, being a by-law complying with the laws of the Province of Alberta and relating generally to the affairs of the Company, such by-law to be substantially in the form attached as Exhibit III to this Management Information Circular;

3.

any director or officer of the Company be and is hereby individually authorized and directed for and on behalf of the Company to do all acts and things and to execute under the seal of the Company or otherwise and to deliver all such documents, instruments and writings as may be necessary or desirable in connection with the discontinuance of the Company from the Province of British Columbia and the continuance of the Company into the Province of Alberta without further resolution;

4.

notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company; and

5.

any one of more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution.”

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form in favour of the special resolution approving the discontinuance of the Company from the Province of British Columbia and the continuance of the Company into the Province of Alberta under the ABCA.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information of the Company’s most recently completed financial year is provided in the Company’s comparative financial statements and management discussion and analysis available on SEDAR. A shareholder may contact the Company at Suite #13, 18104 – 102 Avenue, Edmonton, Alberta, T5S 1S7, Attention:  President, to obtain a copy of the Company’s most recent financial statements and management discussion and analysis.

BOARD APPROVAL

The contents and the sending of this Management Information Circular have been approved by the board of directors of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED in Edmonton, Alberta, this 14th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

___________________________________________

Kenneth W. Powell

CEO, President, CFO and Director

___________________________________________

Michael Gossland

Secretary, Chief Technology Officer and Director

TITAN TRADING ANALYTICS INC.

ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED MARCH 14, 2005

EXHIBIT “I”

STOCK OPTION PLAN

EXHIBIT I

STOCK OPTION PLAN

(to be approved by the shareholders on April 22, 2005)

Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Titan Trading Analytics Inc. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

Administration

The Plan shall be administered by the board of directors of the Corporation, or if appointed, by a special committee of Directors appointed from time to time by the board of directors of the Corporation (such committee, or if no such committee is appointed, the board of directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the board of directors.

Granting of Options

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively, the "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a)

the total number of Common Shares issuable pursuant to the Plan shall not exceed 3,728,075 Common Shares, subject to adjustment as set forth in section "Alterations in Shares" hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange;

(b)

the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c)

the aggregate number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(d)

the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

(e)

unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting, other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i)

the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii)

the maximum number of Common Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Common Shares; and

(iii)

the maximum number of Common Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Common Shares;

provided that for the purposes of paragraphs (i), (ii), and (iii) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options shall not vest on more favourable terms than one-third of the total number of Options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant.

Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange. In the event that the Corporation proposes to reduce the Exercise Price of Options granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years for TSX Venture Exchange Tier 2 Issuers). Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable or transferable. In addition, each Option shall provide that:

(a)

upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death (the "Termination Date");

(b)

if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c)

if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 30 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the Securities Act), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (or its replacement or successor provisions), shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges.  Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve, or authorize the Officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval, if required, is given.

Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the board of directors of the Corporation.

Prior Plans

This Plan shall come into force and effect on April 22, 2005 and entirely replaces and supersedes prior share option plans enacted by the board of directors of the Corporation, or its predecessor corporations.

Definitions

(a)

if in this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual.

(b)

"Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

Effective Date

This Plan is effective from April 22, 2005.

TITAN TRADING ANALYTICS INC.

ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED MARCH 14, 2005

EXHIBIT “II”

DISSENT PROCEEDINGS

EXHIBIT “II”

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

DISSENT PROCEEDINGS

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered and beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered and beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If the shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice of the intention to proceed sent under subsection (1) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If subsection (5) applies, a dissenter, by written notice delivered to the company within 30 days after receiving a notice under subsection (1) (b) or (3) (b), may

(a) withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) retain a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

TITAN TRADING ANALYTICS INC.

ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED MARCH 14, 2005

EXHIBIT “III”

ARTICLES OF CONTINUANCE AND

BY-LAW NUMBER 1

EXHIBIT “III”

ARTICLES OF CONTINUANCE

Alberta Business Corporations Act

Sections 188, 273, and 274

1.

Name of Corporation

2.

Corporate Access Number

TITAN TRADING ANALYTICS INC.

To be determined.

3.

The classes of shares, and any maximum number of shares that the corporation is authorized to issue are:

1.

An unlimited number of Common Shares, the holders of which are entitled:

(a)

to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)

to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred Shares, or on any of such classes of shares without being obliged to declare any dividends on the Common Shares of the Corporation;

(c)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common Shares of the Corporation; and

(d)

to the rights, privileges and restrictions normally attached to Common Shares;

2.

An unlimited number of Preferred Shares, which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(a)

the Preferred Shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue, the number of Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(b)

the Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, be entitled to preference over the voting and non-voting Common Shares and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares of that series.  The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares and any other such Preferred Shares as may be fixed in accordance with clause (2) (a); and

(c)

if any cumulative dividends or amount payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

4.

Restrictions on share transfers:

None

5.

Number, or minimum and maximum number of directors:

Minimum 3, Maximum 15.

6.

If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restrictions:

None

7.

If a change of name is effected, indicate previous name:

Not applicable.

8.

Details of incorporation:

The corporation was incorporated under the Companies Act in the Province of British Columbia on November 30, 1993 as “KBK No. 24 Ventures Ltd.”  On November 14, 1994, the corporation changed its name to “Titan Trading Analytics Inc.”

The corporation was extra-provincially registered in the Province of Alberta on September 21, 2004, Corporate Access No. 2111281586.

9.

Other rules or provisions:

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

EXHIBIT III

BY-LAW NO. 1

A by-law relating generally to

the transaction of the business

and affairs of

Titan Trading Analytics Inc.

(hereinafter referred to as the “Corporation”)

DIRECTORS AND OFFICERS

1.

Calling of and notice of meetings - Meetings of the board shall be held at such place and time and on such day as the chairman of the board, president or a vice-president, if any, or any two directors may determine. Notice of meetings of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.

Quorum - Subject to the residency requirements contained in the Business Corporations Act, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors then elected or appointed, or such greater or lesser number of directors as the board may from time to time determine.

3.

Place of Meeting - Meetings of the board may be held in or outside Canada.

4.

Votes to govern - At all meetings of the board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

5.

Audit Committee - When required by the Business Corporations Act the board shall, and at any other time the board may, appoint annually from among its number an Audit Committee to be composed of not fewer than three (3) directors of whom a majority shall not be officers or employees of the Corporation or its affiliates.  The Audit Committee shall have the powers and duties provided in the Business Corporations Act and any other powers delegated by the board.

6.

Interest of directors and officers generally in contracts - No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Business Corporations Act.

7.

Appointment of Officers - Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, chief executive officer, chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Business Corporations Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to the provisions of this by-law, an officer may but need not be a director and one person may hold more than one office.

8.

Chairman of the Board - The board may from time to time also appoint a chairman of the board who shall be a director.  If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Business Corporations Act, have such other powers and duties as the board may specify.  During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

9.

Managing Director - The board may from time to time appoint a managing director who shall be a resident Canadian and a director.  If appointed, he shall have such powers and duties as the board may specify.

10.

President - If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify.  During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

11.

Vice-President - A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

12.

Secretary - The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

13.

Treasurer - The treasurer shall keep proper accounting records in compliance with the Business Corporations Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

14.

Agents and Attorneys - The board shall have the power from time to time to appoint agents and attorneys for the Corporation in or outside Canada with such powers as the board sees fit.

SHAREHOLDERS’ MEETINGS

15.

Quorum - Unless and until shares of the Corporation are sold to the public, a quorum for the transaction of business at any meeting of shareholders shall be the holders of a majority of the shares entitled to vote at a meeting of shareholders present in person or by proxy.

At such time as shares of the Corporation have been sold to the public, the quorum for the transaction of business at any meeting of the shareholders shall consist of at least two persons holding or representing by proxy not less than five (5%) percent of the outstanding shares of the Corporation entitled to be voted at the meeting.

16.

Votes to Govern - At any meeting of shareholders every question shall, unless otherwise required by the Business Corporations Act, be determined by the majority of votes cast on the question.  In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled a second or casting vote.

17.

Show of Hands - Subject to the provisions of the Business Corporations Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided.  Upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

18.

Ballots - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Business Corporations Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

MEETING BY TELEPHONE

19.

Directors - A director may participate in a meeting of the board or of a committee of the board by means of telephone or other communication facilities that permit all persons participating in any such meeting to hear each other.

INDEMNIFICATION

20.

Indemnification of directors and officers - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Business Corporations Act.

21.

Indemnity of others - Except as otherwise required by the Business Corporations Act and subject to paragraph 20, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another body corporate, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

22.

Right of indemnity not exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

23.

No liability of directors or officers for certain matters - To the extent permitted by law, no director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

DIVIDENDS

24.

Dividends - Subject to the provisions of the Business Corporations Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

25.

Dividend Cheques - A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

26.

Non-Receipt of Cheques - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnify, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

27.

Unclaimed Dividends - Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

BANKING ARRANGEMENTS, CONTRACTS, DIVISIONS ETC.

28.

Banking arrangements - The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

29.

Execution of instruments - Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by two persons, one of whom holds the office of chairman of the board, president, chief executive officer, chief financial officer, managing director, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant, secretary or assistant treasurer or any other office created by by-law or resolution of the board.  In addition, the board may from time to time direct the manner in which the person or persons by whom any particular instrument or class of instruments may or shall be signed.  Any authorized signatory may affix the corporate seal to any instrument requiring the same. The board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and/or counterpart signature and deliver specific contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), share certificates, warrants, bonds, debentures and other securities or security instruments of the Corporation and all paper writings.

30.

Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

31.

Creation and Consolidation of Divisions - The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case.  The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

32.

Name of Division - Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name.  Any such contracts, cheque or document shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

33.

Officers of Divisions - From time to time the board or a person designated by the board, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration.  The board or a person designated by the board, may remove at its or his pleasure any officer so appointed, without prejudice to such officers rights under any employment contract.  Officers of divisions or their sub-units shall not, as such be officers of the Corporation.

MISCELLANEOUS

34.

Invalidity of any provisions of this by-law - The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

35.

Omissions and errors - The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

INTERPRETATION

36.

Interpretation - In this by-law and all other by-laws of the Corporation words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, executor, administrator or legal representative and any number or aggregate of persons; “articles” include the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement and articles of revival; “board” shall mean the board of directors of the Corporation; “Business Corporations Act” shall mean the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, or any Act that may hereafter be substituted therefor; “meeting of shareholders” shall mean and include an annual meeting of shareholders and a special meeting of shareholders of the Corporation; and “signing officers” means any person authorized to sign on behalf of the Corporation pursuant to paragraph 23.

MADE the ● day of ●, 2005.